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                                                                  Exhibit 3


                                   AGREEMENT

     THIS AGREEMENT is made this 22 day of January 1998, by and between Chris Brogdon ("Brogdon") and Pro Futures Bridge Capital Fund, L.P. ("Pro Futures").

     WHEREAS, NewCare Health Corporation, a Nevada corporation ("NewCare") is in the process of conducting a private offering of up to 672,000 units at $15.00 per unit ("Units"), and each Unit consists of four (4) shares of NewCare's common stock ("Common Stock") and two (2) Class A Common Stock Purchase Warrants ("Warrants") (the "Private Offering"); and

     WHEREAS, NewCare has sold 172,500 Units thus far and is continuing to offer the remaining 499,500 Units; and

     WHEREAS, Brogdon is Chairman of the Board and a principal shareholder of NewCare; and

     WHEREAS, Pro Futures is considering an investment of at least $2 million in NewCare's Private Offering and Brogdon is personally willing to grant certain rights to Pro Futures in order to encourage it to invest in the Private Offering.

     NOW, THEREFORE, in consideration of the premises and the mutual promises and covenants contained herein;

     THE PARTIES AGREE AS FOLLOWS:

     1. At any time during the one year period commencing on the date of this Agreement, Pro Futures may put to Brogdon all or any portion of the Warrants which it purchases in the Private Offering at a price of $1.00 per Warrant. This right may be exercised one time only during the one year period.

     2. At any time during the one year period commencing on the date of this Agreement, Pro Futures may put to Brogdon all or any portion of the Units which it purchases in the Private Offering at a price of $15.00 per Unit. This right may be exercised one time only during the one year period. If, at the time Pro Futures exercises its right to put the Units back to Brogdon it has previously put all or a portion of the Warrants to Brogdon, the price Brogdon must pay for the Units will be reduced by $2.00 for each Unit that no longer includes Warrants. In other words, the maximum amount payable under this Agreement is the amount of Pro Futures's investment in the Private Offering.

     3. In the event Pro Futures elects to put the Warrants and/or the Units or any portion thereof, Pro Futures shall give written notice to Brogdon of its desire to have Brogdon purchase the Warrants and/or the Units or any portion thereof. The payment by Brogdon shall occur at a mutually satisfactory date, but if no date shall be agreed to, on the thirtieth (30th) day after the date of the notice.

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     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


                                        PRO FUTURES BRIDGE CAPITAL FUND,
                                          L.P.
                                          BY:  BRIDGE CAPITAL PARTNERS, INC.
                                               A GENERAL PARTNER



/s/  CHRIS BROGDON                        By:   /s/ JAMES H. PERRY
------------------------------------          ---------------------------------
Chris Brogdon                                 James H. Perry, President






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